UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

Crescent Capital BDC, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

[N/A]
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [N/A]

1	NAME OF REPORTING PERSONS

UFCW-Northern California Employers Joint Pension Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
931,921.14

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
931,921.14

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
931,921.14

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.97%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

CUSIP No. [N/A]

Item 1(a).	Name of Issuer:

CRESCENT CAPITAL BDC, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11100 SANTA MONICA BLVD., SUITE 2000, LOS ANGELES, CA 90025

Item 2(a).	Name of Person Filing:

UFCW-Northern California Employers Joint Pension Plan

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1000 Burnett Ave, Suite 200, Concord, CA 94520

Item 2(c).	Citizenship:

California

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

[N/A]

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. [N/A]

Item 4.	Ownership

(a)	Amount beneficially owned: 931,921.14 shares

(b)	Percent of class: 22.97%

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 4,056,258 shares of Common Stock of the Issuer outstanding after the drawdown on December 24, 2015  in connection with a private offering , as disclosed in the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on December 16, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 931,921.14

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 931,921.14

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 16, 2016		UFCW-Northern California Employers Joint Pension Plan

	By:	/s/ Rick A. Silva
Name: Rick A. Silva
Title: Executive Director & Plan Administrator